                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 11-K/A

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

    (mark one):
              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                     For the fiscal year ended September 30, 1994

              [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                     For the transition period from _______  to  _________


    COMMISSION FILE NO. 1-2700

              a. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Zapata Haynie Corporation Profit-Sharing/ Savings Plan

              b. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Zapata Corporation
                  1717 St. James Place, Suite 550
                  Houston, Texas 77056

Required Information

Item 4

      Financial Statements and Exhibits:

      (a) Financial Statements as of and for the Years Ended September 30, 1994 and 1993

      Report of Independent Accountants

      Financial Statements:

          Statement of Net Assets Available for Plan
          Benefits with Fund Information as
          of September 30, 1994

          Statement of Net Assets Available for
          Plan Benefits as of September 30, 1993

          Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended September 30, 1994

          Statement of Changes in Net Assets Available for Plan Benefits for the Year
          Ended September 30, 1993

          Notes to Financial Statements

      (b) Exhibits

        23(a) Consent of Coopers & Lybrand L.L.P.

        23(b) Consent of Arthur Andersen LLP


Index to Financial Statements and Exhibits

(a)  Financial Statements as of and for the Years
     Ended September 30, 1994 and 1993

     Report of Independent Accountants as of
     and for the year ended September 30, 1994                        5

     Report of Independent Public Accountants as of
     and for the year ended September 30, 1993                        6

     Financial Statements:
          Statement of Net Assets Available for Plan Benefits
          with Fund Information as of September 30, 1994              7

          Statement of Net Assets Available for Plan Benefits
          as of September 30, 1993                                    8

          Statement of Changes in Net Assets Available for Plan
          Benefits with Fund Information for the Year Ended
          September 30, 1994                                          9

          Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended September 30, 1993              10

          Notes to Financial Statements                               11


Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                       Zapata Corporation
                                       Zapata Haynie Corporation
                                       Profit-Sharing/Savings Plan

                                       By   /s/       Robert A. Gardiner
                                          --------------------------------------
                                       Robert A. Gardiner, Vice President
                                       and Chief Financial Officer
                                       Zapata Corporation

Date:  July 12, 1996

                           ZAPATA HAYNIE CORPORATION
                          PROFIT-SHARING/SAVINGS PLAN

                              FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1994 AND 1993
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Pension and Benefits Committee
of Zapata Corporation:

We have audited the financial statements of the Zapata Haynie Corporation Profit-Sharing/Savings Plan (the Plan) as of September 30, 1994 and for the year then ended as listed in the table of contents. These financial statements and schedules are the responsibility of the Pension and Benefits Committee. The financial statements of the Plan as of and for the year ended September 30, 1993, were audited by other auditors, whose report dated January 18, 1994, expressed an unqualified opinion on those statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 4 and 5, management merged the Plan with Zapata Corporation's Profit-Sharing Plan effective October 1, 1994. Consequently, the Plan's Form 5500 was amended to reflect this change, and the aforementioned financial statements were also adjusted.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zapata Haynie Corporation Profit-Sharing/ Savings Plan as of September 30, 1994 and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       Coopers & Lybrand L.L.P.

Houston, Texas
January 23, 1995
except for Note 4
and the second
paragraph of Note 5,
as to which the date
is July 12, 1996

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Pension and Benefits Committee
of Zapata Haynie Corporation:

We have audited the accompanying statements of net assets for plan benefits of the Zapata Haynie Corporation Profit-Sharing/ Savings Plan as of September 30, 1993, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Pension and Benefits Committee of Zapata Haynie Corporation. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Zapata Haynie Corporation Profit-Sharing/ Savings Plan as of September 30, 1993, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

                                       Arthur Andersen LLP


Houston, Texas
January 18, 1994

Zapata Haynie Corporation Profit-Sharing/ Savings Plan
Statement of Net Assets Available for Plan Benefits With Fund
Information
September 30, 1994

                                                                         Fund Information
                                            ---------------------------------------------------------------------------------------
                                                            Money
                                                           Market/
                                                         Guaranteed
                                                         Investment   Fixed         Zapata
                                               Equity     Contract    Income        Common
                                                Fund        Fund      Fund        Stock Fund   Loan Fund     Total

                 Assets
Investment in Zapata Corporation Master
  Profit sharing Trust                      $ 1,261,464  $ 3,658,272  $  224,488  $   82,819              $ 5,227,043

Contributions receivable:
  Employer                                        5,753      457,026       1,489         684                  464,952
Loans to participants                                                                         $  116,479      116,479
Cash                                                                                              23,040       23,040
                                            -----------  -----------  ----------  ----------  ----------  -----------

    Total assets                              1,267,217    4,115,298     225,977      83,503     139,519    5,831,514

              Liabilities
Refunds payable to participants                  13,019        6,723       5,315       -          -            25,057
                                            -----------  -----------  ----------  ----------  ----------  -----------

    Net assets available for plan benefits  $ 1,254,198  $ 4,108,575  $  220,662  $   83,503  $  139,519  $ 5,806,457
                                            ===========  ===========  ==========  ==========  ==========  ===========

The accompanying notes are an integral part of the financial statements.

Zapata Haynie Corporation Profit-Sharing/Savings Plan
Statement of Net Assets Available for Plan Benefits
September 30, 1993

                                                                Money
                                                               Market/
                                                             Guaranteed
                                                             Investment      Fixed         Zapata
                                                Equity        Contract      Income         Common
                                                 Fund           Fund         Fund         Stock Fund     Loan Fund     Total
             Assets
Investment in Zapata  Corporation Master
  Profit-Sharing Trust                       $ 1,165,757    $ 3,119,898    $  162,097   $   80,472    $     -        $  4,528,224

Contributions receivable:
  Employee                                        10,507            546         2,761        -              -              13,814
  Employer                                         5,120        387,143           789          189          -             393,241
Loans to participants                                                                                     133,436         133,436
                                             -----------    -----------    ----------   ----------    -----------    ------------

     Total assets                              1,181,384      3,507,587       165,647       80,661        133,436       5,068,715

           Liabilities
Refunds payable to participants                   14,493         12,253         3,111        4,443         -               34,300
                                             -----------    -----------    ----------   ----------    -----------    ------------

     Net assets available for plan benefits  $ 1,166,891    $ 3,495,334       162,536   $   76,218    $   133,436    $  5,034,415
                                             ===========    ===========    ==========   ==========    ===========    ============

The accompanying notes are an integral part of the financial statements.

Zapata Haynie Corporation Profit-Sharing/Savings Plan
Statement of Changes in Net Assets Available for Benefits With Fund Information for the year ended September 30, 1994

                                                                              Fund Information
                                            ---------------------------------------------------------------------------------------
                                                                Money
                                                                Market/
                                                              Guaranteed
                                                              Investment       Fixed        Zapata
                                                               Contract       Income        Common
                                            Equity Fund          Fund          Fund       Stock Fund        Loan Fund       Total

Net assets available for plan  benefits,
  beginning of year                         $ 1,166,891     $ 3,495,334    $   162,536    $    76,218     $   133,436   $ 5,034,415

Contributions:
  Employee                                      243,579         329,289         61,276         40,652                       674,796
  Employer                                       30,397         490,002          6,727          8,884                       536,010

Interest and dividend income                     34,686         211,296         17,111            715           9,124       272,932

Net appreciation (depreciation) in
  value of investments                           76,216                        (19,909)       (10,465)                       45,842

Withdrawals, net of transfers between
  funds                                        (272,695)       (345,417)        (1,585)       (32,501)         (3,041)     (655,239)

Administrative expenses                         (24,876)        (71,929)        (5,494)                                    (102,299)
                                            -----------     -----------    -----------    -----------     -----------   -----------
Net assets available for plan  benefits,
  end of year                               $ 1,254,198     $ 4,108,575    $   220,662    $    83,503     $   139,519   $ 5,806,457
                                            ===========     ===========    ===========    ===========     ===========   ===========

The accompanying notes are an integral part of the financial statements.

Zapata Haynie Corporation Profit-Sharing/ Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended September 30, 1993


                                                Money Market/
                                            Guaranteed Investment                          Zapata Common
                             Equity Fund        Contract Fund       Fixed Income Fund       Stock Fund      Loan Fund      Total
Net assets available for
  plan benefits,
  beginning of year           $1,162,103           $3,244,518            $119,736             $ 64,791      $ 65,956    $4,657,104

Contributions:
  Employee                       242,676              238,192              37,379               27,613             -       545,860
  Employer                        17,518              401,680               2,406                  979             -       422,583

Interest and dividend
  income                          33,370              198,425              11,031                  108         7,960       250,894

Realized gain (loss) on
  investment in
  master trust                    (8,506)                   -                  37                 (539)            -        (9,008)

Unrealized appreciation
  (depreciation)
  of investment in
  master trust                   (91,999)                   -               2,638                 (476)            -       (89,837)

Withdrawals, net of
  transfers between
  funds                         (159,361)           (513,367)              (8,005)             (16,258)       59,520      (637,471)

Administrative expenses          (28,910)            (74,114)              (2,686)                   -             -      (105,710)
                              ----------           ---------             --------             --------      --------    ----------
Net assets available for
  plan benefits,
  end of year                 $1,166,891           $3,495,334            $162,536             $ 76,218      $133,436    $5,034,415
                              ==========           ==========            ========             ========      ========    ==========

The accompanying notes are an integral part of the financial statements.

Zapata Haynie Corporation Profit-Sharing/ Savings Plan
Notes to Financial Statements
September 30, 1994 and 1993

1.   Summary of Significant Accounting Policies:

     General

     The Zapata Haynie Corporation Profit-Sharing/ Savings Plan (the Plan) was adopted October 1, 1985, under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended and restated effective October 1, 1989, to comply with the Internal Revenue Service Code of 1986, as amended (the Code). Zapata Protein (USA) Inc., formerly Zapata Haynie Corporation, (the Company) is a wholly owned subsidiary of Zapata Corporation (Zapata).

     The assets of the Plan are managed together with those of the Zapata Corporation Profit-Sharing Plan (Zapata Plan) under the Zapata Corporation Master Profit-Sharing Trust (the Master Trust). In October 1992, the board of directors of Zapata appointed NationsBank of Texas, N.A., as the successor trustee (the trustee). Each plan holds an interest in the assets and liabilities in each of the funds in the Master Trust.

     The Plan and the Master Trust were established and are maintained for the exclusive benefit of the participating employees, and no part of the Master Trust assets will revert to the participating employer. The accounts of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis each fiscal year-end for financial reporting purposes.

     Investment in the Zapata Corporation Master Profit-Sharing Trust

     The cost of the investment in the Master Trust represents the Plan's proportionate share of the purchase price of the assets and reinvested earnings on investments in the Master Trust. All dividend and interest income earned on securities in the Master Trust is reinvested. The value of the investment in the Master Trust is adjusted to reflect the earnings on investments plus the market value appreciation or depreciation. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) of investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

     The trustee maintains the Master Trust assets in four separate funds for investment purposes as follows: (a) the Equity Fund, which is invested principally in equity securities such as common stock of various corporations, (b) the Money Market / Guaranteed Investment Contract Fund, which is invested in guaranteed investment contracts issued by life insurance companies and short-term money market funds, (c) the Fixed Income Fund, which is invested predominantly in fixed income securities such as "high grade" corporate obligations and obligations issued or fully guaranteed by the United States Government and related agencies and (d) the Zapata Common Stock fund, which is invested in the common stock of Zapata. The Plan assets are invested together with the fund assets of the Zapata Plan in the Master Trust in order to minimize brokerage and investment fees and to maximize the rate of return on the assets invested.

     Investment in the Zapata Corporation Master Profit-Sharing Trust, continued

     Each participant may, by written notice to the Pension and Benefits Committee (the Committee), direct that his employee contribution be invested under any one or combination of the funds described above. The investment percentages made to each fund, however, must be in increments of 10 percent, among the Equity Fund, the Money Market/ Guaranteed Investment Contract Fund, the Fixed Income Fund and the Zapata Common Stock Fund.
     The annual employer profit-sharing contribution (see Note 2) is invested in the Money Market/ Guaranteed Investment Contract Fund.

     Income earned by the four investment funds described above is credited quarterly to the participants in that fund on a pro rata basis, based on the balances of the participants' accounts at the beginning of each quarter, increased by contributions and loan repayments and reduced by withdrawals and loans during the current quarter.

     Withdrawals

     Refunds payable to participants of $25,057 and $34,300 at September 30, 1994 and 1993, respectively, are excess contributions which were returned to Plan participants during December 1994 and 1993, respectively. Excess contributions resulted from the "Plan's highly compensated group," as defined by the applicable provisions of the Code, contributing more than they were allowed by the Code regulations.

     Benefits payable to withdrawing participants are included within net assets available for Plan benefits and are not reflected as a liability in the financial statements.

     Administrative Expenses

     Administrative expenses, brokerage fees and transfer taxes are paid by the Master Trust.

     Federal Income Taxes

     The Plan obtained its latest determination letter during 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee, based upon discussions with the Company's tax counsel, believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

2.   Summary of Significant Provisions of the Plan

     General

     The Plan is administered by the Committee appointed by the board of directors of Zapata. Among other duties, it is the responsibility of the Committee to interpret the Plan, decide all questions of eligibility and determine the amount, manner and time of payment of any benefits.

     All of the Plan's assets are maintained in the Master Trust with the assets of the Zapata Plan. Among other duties, the trustee is to invest assets in the Zapata Common Stock Fund, upon the direction of the Committee, and to receive contributions and distribute benefits of the Plan. An independent investment manager, Fayez-Sarofim, directs investments in the Equity Fund and the Fixed Income Fund. The Committee directs all investments made in the Money Market/ Guaranteed Investment Contract Fund. Hewitt Associates maintains the participating employees' account balances.

     Participants

     Employees become eligible to participate in the Plan on January 1, April 1, July 1 or October 1 after completion of one year of service with the employer. Each employee of the Company who was a member of the Zapata Plan on September 30, 1985, is automatically a member of the Plan. As of September 30, 1994 and 1993, there were 1,010 and 1,029 employees, respectively, participating in the Plan with 299 and 323, respectively, of these employees making contributions to the Plan.

     Contributions

     Contributions may consist of employee contributions, matching contributions from the employer and employer profit-sharing contributions. Employees make contributions to the Plan at their own discretion. Contributions can be made in any whole percent from 1 percent through 16 percent (as designated by the employee) of compensation received from the employer. An employee's pretax contribution cannot exceed 10 percent and his after-tax contribution cannot exceed 16 percent. A participant may, by written direction, (a) change the rate of contribution four times each Plan year effective the first day of the subsequent Plan quarter or (b) discontinue his contributions at any time. However, in the event such contributions are discontinued, they must be suspended for a period of not less than one calendar quarter. Contributions may be resumed the following January 1, April 1, July 1 or October 1. Further, each participant may authorize the transfer of existing account balances four times each year among the available investment funds in 10 percent increments. Participants' contributions are remitted by the employer to the Plan's trustee on a regular basis. Also, each quarter, the Company contributes to the Plan an amount equal to 10 percent of each participant's first 6 percent of employee contributions for each quarter regardless of whether the contributions were pretax or after tax contributions.

     Contributions, continued:

     Each Plan year, the Company contributes its profit-sharing contribution to the Plan, an amount equaling 2 percent of each participating employee's compensation up to $235,840 and $228,860 for 1994 and 1993, respectively, indexed for inflation, plus any discretionary contribution as determined by the board of directors. Consistent with the prior year, the Company did not consider compensation of employees who terminated during the year for reasons other than death, disability or retirement in computing contribution requirements. No discretionary contribution was made during the current or prior Plan year.

     Withdrawals

     Any participant may withdraw all or any part of the after-tax contribution account balance he has made to the Plan, as of any quarterly valuation date, by giving at least 30 days' written notice. Such a withdrawal, however, causes the participant to forfeit his right to withdraw any additional amounts from his contribution account until the expiration of one complete year following the date of the distribution. Subject to approval by the Committee, withdrawals may be made from the pretax contribution account on or after the age of 59 - 1/2 or for reasons of hardship after participating for one full Plan year.

     Upon retirement, disability, death or termination of service, an employee is entitled to receive the full amounts credited to his after-tax contribution, pretax contribution and employer profit-sharing contribution accounts.

     No withdrawals are permitted from the employer contribution or the employer match account.

     Vesting

     Participants become vested in both employer and employee contributions upon entering the Plan.

     Loans to Participants

     Upon completion of one full Plan year of service, Plan participants are eligible to obtain a loan from the Plan. Under the terms of the Plan, the loan amount shall not exceed half of the participant's vested account balance. The maximum loan amount is $50,000 and the minimum loan amount is $1,000. A member may not have more than one loan outstanding at a time under the Plan, and a member is limited to a maximum of one loan per year. The term of the loan shall not exceed five years for a regular loan and 10 years for a primary residence loan. Interest accrues on the outstanding principal balance of the loan at the trustee's prime rate at the date of origination plus 2 percent.

3.   Investment in Zapata Corporation Master Profit-Sharing Trust

     Assets of the Master Trust at September 30, 1994 and 1993 in which the plan had an interest of approximately 44.4% and 23.1%, respectively, are summarized as follows:


                                                         1994          1993
Investments at fair value as determined by quoted
 market price:

 Cash and temporary investments                      $ 9,024,835   $   679,362
 Government obligations                                    -         1,035,223
 Corporate obligations                                     -         1,088,190
 Preferred stock                                           -           181,500
 Common stock                                            106,060     9,875,763
                                                     -----------   -----------
                                                       9,130,895    12,860,038

Investments at estimated fair value:
 Pooled insurance companies guaranteed interest
  rate contract fund                                   2,699,866     6,729,945
                                                     -----------   -----------
                                                      11,830,761    19,589,983

Other assets                                               -            72,108
Liabilities                                              (58,084)      (83,425)
                                                     -----------   -----------

   Net assets of Master Trust                        $11,772,677   $19,578,666
                                                     ===========   ===========

     During 1994 and 1993 the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $220,281 and ($900,134) respectively, as follows:


                                                             1994        1993
Net appreciation (depreciation) in the value of
 investments

 Zapata common stock fund                                 $ (16,550)  $  15,173
 Equity fund                                                331,940    (949,800)
 Fixed income fund                                          (95,109)     34,493
                                                          ---------   ---------

                                                          $ 220,281   $(900,134)
                                                          =========   =========

4.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                         September 30, 1994
     Net assets available for benefits per the financial statements        $ 5,806,457
     Amounts allocated to withdrawing participants                             (98,037)
     Transfer to the Zapata Profit-Sharing Plan                             (5,708,420)
                                                                           -----------

          Net assets for benefits per the Form 5500                        $         0
                                                                           ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

     Withdrawals of participants per the financial statements               $  655,239
     Add:  Amounts allocated to withdrawing participants
       at September 30,1994                                                     98,037
                                                                            ----------

          Withdraws of participants per the Form 5500                       $  753,276
                                                                            ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed for payment prior to September 30, 1994, but not yet paid as of that date.

5.   Subsequent Events

     Effective October 1, 1994, the Master Trust was terminated due to the expected sale of Zapata Protein, Inc.,. Additionally, effective October 1, 1994, Paine Webber replaced NationsBank as trustee of the Plan and Fayez-Sarofim as investment manager; investment choices have also changed.

     However, the Zapata Board of Directors subsequently decided not to sell Zapata Protein, Inc. The Plan was then merged with Zapata Corporation's Profit-Sharing Plan, renamed the Zapata Profit-Sharing Plan effective October 1, 1994. The Plan's Form 5500 for the year ended September 30, 1994 was amended on July 12, 1996 to treat the Plan as having ceased to have assets and participants at September 30, 1994. On October 1, 1994, the Plan's assets and participants were included in the Zapata Profit-Sharing Plan.

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